Filed Pursuant to Rule 433

Registration Statement No. 333-175886

September 14, 2011

Textron Inc.

$250,000,000 4.625% Notes due 2016 and $250,000,000 5.950% Notes due 2021

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	4.625% Notes due 2016	5.950% Notes due 2021
Size:	$250,000,000	$250,000,000
Maturity Date:	September 21, 2016	September 21, 2021
Coupon:	4.625%	5.950%
Interest Payment Dates:	March 21 and September 21, beginning March 21, 2012	March 21 and September 21, beginning March 21, 2012
Price to Public:	99.960%	99.695%
Benchmark Treasury:	1.000% due August 31, 2016	2.125% due August 15, 2021
Benchmark Treasury Price and Yield:	100-18 ; 0.884%	101-06+ ; 1.991%
Spread to Benchmark Treasury:	375 bps	400 bps
Yield:	4.634%	5.991%
Make-Whole Call:	T + 50 bps	T + 50 bps (prior to June 21, 2021)
Par Call:	––	On or after June 21, 2021
Expected Settlement Date (T+5):*	September 21, 2011	September 21, 2011
CUSIP / ISIN:	883203BR1 / US883203BR10	883203BS9 / US883203BS92
Anticipated Ratings (Moody’s/S&P/Fitch):	Baa3/BBB-/BB+	Baa3/BBB-/BB+
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Morgan Stanley & Co. LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Capital Markets Limited The Williams Capital Group, L.P.

*  It is expected that delivery of the notes will be made against payment therefore on or about September 21, 2011, which is the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisor.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407; Goldman, Sachs & Co. at 1-866-471-2526; J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1- 800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.